Redfin Corporation

1099 Stewart Street, Suite 600

Seattle, WA 98101

July 24, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kim McManus, Senior Counsel

Folake Ayoola, Senior Counsel

Robert F. Telewicz, Jr., Accounting Branch Chief

Peter McPhun, Staff Accountant

Re:	Redfin Corporation Registration Statement on Form S-1 (File No. 333-219093) originally filed June 30, 2017, as amended, and corresponding Registration Statement on Form 8-A

(File No. 001-38160) filed July 19, 2017

Requested Date: July 27, 2017

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Redfin Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes James D. Evans or Katherine Duncan, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Evans at (206) 389-4559 or, in his absence, Ms. Duncan at (206) 389-4537.

Sincerely,

REDFIN CORPORATION

By:	/s/ Glenn Kelman
Glenn Kelman Chief Executive Officer

cc:	Chris Nielsen, Chief Financial Officer

Anthony Kappus, General Counsel and Secretary

Redfin Corporation

James D. Evans

Alan C. Smith

Jeffrey R. Vetter

Katherine Duncan

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]